     Exhibit 1.3
500,000 NORMAL APEX
NATIONAL CITY PREFERRED CAPITAL TRUST I
12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed by
NATIONAL CITY CORPORATION
Supplement to Underwriting Agreement
     January 24, 2008
Goldman, Sachs & Co.
85 Broad Street,
New York, New York 10004.
Ladies and Gentlemen:
          Reference is made to the Underwriting Agreement, dated January 23, 2008 (the “Underwriting Agreement”), between National City Preferred Capital Trust I, a statutory trust created under the laws of the State of Delaware (the “Trust”), National City Corporation, a Delaware corporation (the “Guarantor”), and you (the “Underwriter”), with respect to the 12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities, liquidation amount of $1,000 per security, of the Trust. Capitalized terms are used in this letter (this “Supplemental Agreement”) with the meanings assigned to them in the Underwriting Agreement.
          In the Underwriting Agreement, the Guarantor and the Trust agreed that the Trust would sell to the Underwriter, and the Underwriter agreed to purchase from the Trust, at the purchase price set forth in Schedule I to the Underwriting Agreement, 400,000 Firm Normal APEX. The Guarantor and the Trust also agreed in the Underwriting Agreement to grant to the Underwriter the right to purchase at its election up to 60,000 Optional Normal APEX upon the terms provided for therein.
          The Guarantor, the Trust and the Underwriter hereby agree to amend the Underwriting Agreement to provide that the number of Firm Normal APEX to be issued and purchased pursuant to the Underwriting Agreement as amended is 500,000 and the number of Optional Normal APEX that the Underwriter shall have the election to purchase under the Underwriting Agreement as amended shall be 75,000. In that connection, the Trust, the Guarantor and the Underwriter agree as follows:

     1. Schedule I to the Underwriting Agreement is hereby amended and restated to read as set forth on Schedule I hereto.
     2. The Trust and the Guarantor jointly and severally agree with the Underwriter to prepare a second final term sheet, containing solely a description of the Normal APEX and Related Securities, in the form set forth in Schedule II hereto and to file such term sheet pursuant to Rule 433(d) under the Act within the time required by such Rule.
     3. Each of 4:20 P.M. (New York City time) on the date of the Underwriting Agreement and 2:55 P.M. (New York City time) on the date of this Supplemental Agreement shall be deemed to be an “Applicable Time” for purposes of the Underwriting Agreement as amended by this Supplemental Agreement.
     4. Each of the representations, warranties, covenants, indemnities and agreements of the parties hereto set forth in the Underwriting Agreement shall be deemed to be amended in all relevant respects, and read mutatis mutandis, to give effect to the increase in the number of Firm Normal APEX and Optional Normal APEX provided for in the second paragraph of this Supplemental Agreement.
          This Supplemental Agreement will be governed by and construed in accordance with the laws of the State of New York.
[THE NEXT PAGE IS THE SIGNATURE PAGE]

          If the foregoing is in accordance with your understanding of our agreement, please sign and return to us four counterparts hereof, whereupon the Underwriting Agreement as amended by this Supplemental Agreement and your acceptance shall represent a binding agreement among the Trust, the Guarantor and the Underwriter.

Very truly yours, NATIONAL CITY PREFERRED CAPITAL TRUST I
By:	NATIONAL CITY CORPORATION, as Sponsor

By:	/s/ Thomas A. Richlovsky
	Name:	Thomas A. Richlovsky
	Title:	Senior Vice President and Treasurer

NATIONAL CITY CORPORATION
By:	/s/ Thomas A. Richlovsky
	Name:	Thomas A. Richlovsky
	Title:	Senior Vice President and Treasurer

Accepted as of the date hereof:

/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)